                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER, 2002

                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                 30 HASIVIM STREET - PETAH TIKVA 49133 - ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)

Attached hereto and incorporated by reference herein is the Registrant's press release announcing its third quarter 2002 results.

     SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ECI  TELECOM  LTD.
                                        (Registrant)

                                        By:  /s/  Richard  H.  Gilden
                                        ---------------------
                                        Richard  H.  Gilden  for  Doron  Inbar,
                                        pursuant  to  authorization


Dated:  Thursday, November 14, 2002

                                   TABLE  - 1
                               ECI  TELECOM  LTD.
                                AND  SUBSIDIARIES
               GAAP REPORTED CONSOLIDATED  STATEMENTS  OF  INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE FIGURES)


                                                              Nine Months Ended      Three Months Ended
                                                                September 30,           September 30,
                                                            ----------------------  -------------------
                                                               2002        2001       2002       2001
                                                            ----------  ----------  ---------  ---------
Revenues                                                    $ 497,008   $ 681,144   $147,460   $231,950
Cost of revenues                                              297,663     483,740     84,836    161,709
Royalties to the government of Israel (A)                       7,938      11,189      2,730      3,440
Inventory write-off                                             7,446      88,787      7,446          -
                                                            ----------  ----------  ---------  ---------
Gross profit                                                  183,961      97,428     52,448     66,801
Research and development costs, net                            69,515      98,482     20,017     27,742
Selling and marketing expenses (A)                             85,502     111,204     26,841     32,190
General and administrative expenses                            43,431      54,954     13,124     18,562
Provision for a specific doubtful account                      34,000           -     34,000          -
Amortization of acquisition-related
 intangible assets                                              1,320       9,392        440      2,817
Impairment of assets                                                -      95,630          -     46,335
Inovia royalties settlement with the government of Israel           -           -          -          -
Restructuring and spin-off expenses                                 -      11,849          -      1,205
                                                            ----------  ----------  ---------  ---------
Operating loss                                                (49,807)   (284,083)   (41,974)   (62,050)
Financial income (expenses), net                                5,179       4,842      1,112        904
Other income (expenses),net                                   (12,605)    (32,006)   (21,387)   (12,112)
                                                            ----------  ----------  ---------  ---------
Loss from continuing operations
 before taxes on income                                       (57,233)   (311,247)   (62,249)   (73,258)
Taxes on income                                                (8,659)        927     (1,997)    (1,187)
                                                            ----------  ----------  ---------  ---------
Loss from continuing operations
 after taxes on income                                        (65,892)   (310,320)   (64,246)   (74,445)
Company's equity in results of
 investee companies - net                                      (1,926)       (304)      (470)      (550)
Minority interest in results of
 subsidiaries - net                                            (5,204)     (1,966)    (1,852)      (722)
                                                            ----------  ----------  ---------  ---------
Loss from continuing operations                               (73,022)   (312,590)   (66,568)   (75,717)

Income (loss) on discontinuing operations,including
impaiment of related goodwill,   net of tax                   (56,598)    (58,342)    (4,066)    (1,070)
Loss on disposal of discontinuing
operations, net of tax                                        (18,500)          -    (18,500)         -
Cumulative effect of an accounting change, net                   (550)      1,703          -          -
                                                            ----------  ----------  ---------  ---------
Net Loss                                                     (148,670)   (369,229)   (89,134)   (76,787)
                                                            ==========  ==========  =========  =========

BASIC EARNINGS (LOSS) PER SHARE
Continuing operations                                       $   (0.70)  $   (3.37)  $  (0.62)  $  (0.82)
Discontinuing operations                                    $   (0.71)  $   (0.63)  $  (0.21)  $  (0.01)
Cumulative effect of an accounting change                   $   (0.01)  $    0.02          -          -
                                                            ----------  ----------  ---------  ---------
                                                            $   (1.42)  $   (3.98)  $  (0.83)  $  (0.83)
                                                            ==========  ==========  =========  =========

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands                            104,892      92,722    107,145     93,056
                                                            ==========  ==========  =========  =========

DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations                                       $   (0.70)  $   (3.37)  $  (0.62)  $  (0.82)
Discontinuing operations                                    $   (0.71)  $   (0.63)  $  (0.21)  $  (0.01)
Cumulative effect of an accounting change                   $   (0.01)  $    0.02          -          -
                                                            ----------  ----------  ---------  ---------
                                                            $   (1.42)  $   (3.98)  $  (0.83)  $  (0.83)
                                                            ==========  ==========  =========  =========

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands                            104,892      92,722    107,145     93,056
                                                            ==========  ==========  =========  =========

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

                                  TABLE - 2 (A)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                   PROFORMA CONSOLIDATED STATEMENTS OF INCOME
                                    Unaudited
                        Excluding one-time write-offs (*)
        This schedule is to assist the reader in reconcilingfrom the GAAP reported results to the Proforma results
                    (In thousands, except per share figures)

                                                       Three Months Ended September 30,       Three Months Ended September 30,
                                                                    2002                                 2001
                                                    --------------------------------------- --------------------------------------
                                                     U.S. GAAP     Proforma                    U.S. GAAP   Proforma
                                                     Reported   Adjustments  (B)  Proforma   Reported   Adjustments (B)  Proforma
                                                     ---------  ----------------  ---------  ---------  --------------- ----------
Revenues                                               147,460                 -    147,460    231,950                -   231,950
Cost of revenues                                        84,836                 -     84,836    161,709                -   161,709
Royalties to the government of Isarel (A)                2,730                 -      2,730      3,440                -     3,440
Inventory write-off                                      7,446            (7,446)         -          -                -         -
                                                     ---------  ----------------  ---------  ---------  --------------- ----------
Gross profit                                            52,448             7,446     59,894     66,801                -    68,801
Research and development costs, net                     20,017                 -     20,017     27,742                -    27,742
Selling and marketing expenses (A)                      26,841                 -     26,841     32,190                -    32,190
Royalties                                                    -                            -          -                          -
General and administrative expenses                     13,124                 -     13,124     18,562                -    18,562
Provision for a specific doubtful account               34,000           (34,000)         -          -                -         -
Amortization of acquisition-related
 intangible assets                                         440                 -        440      2,817                -     2,817
Impairment of assets                                         -                 -          -     46,335          (46,335)        -
Restructuring and spin-off expenses                          -                 -          -      1,205           (1,205)        -
                                                     ---------  ----------------  ---------  ---------  ---------------  ---------
Operating loss                                         (41,974)           41,446       (528)   (62,050)          47,540   (14,510)
Financial income (expenses),net                          1,112                 -      1,112        904                -       904
Other expenses, net                                    (21,387)           20,221     (1,166)   (12,112)          10,000    (2,112)
                                                      ---------  ----------------  ---------  ---------  --------------- ---------
Loss from continuing operations
 before taxes on income                                (62,249)           61,667       (582)   (73,258)          57,540  (15,718)
Taxes on income                                         (1,997)                -     (1,997)    (1,187)               -   (1,187)
                                                      ---------  ----------------  ---------  ---------  --------------- --------
Loss from continuing operations
 after taxes on income                                 (64,246)           61,667     (2,579)   (74,445)          57,540  (16,905)
Company's equity in results of
 investee companies - net                                 (470)                -       (470)      (550)               -     (550)
Minority interest in results of
 subsidiaries - net                                     (1,852)                -     (1,852)      (722)               -     (722)
                                                       ---------  ----------------  ---------  ---------  --------------- -------
Loss from continuing operations                        (66,568)           61,667     (4,901)   (75,717)          57,540   (18,177)
                                                       =========  ================  =========  =========  =============== =======

Income (loss) on discontinuing operations, including
impaiment of related goodwill,   net of tax             (4,066)            4,066          -     (1,070)           1,070        -
Loss on disposal of discontinuing
operations, net of tax                                 (18,500)           18,500          -          -                -        -
Cumulative effect of an accounting change, net(see note 4)    -                -          -          -                -        -
                                                       ---------  ----------------  ---------  ---------  --------------- --------
Net loss                                               (89,134)           84,233     (4,901)   (76,787)          58,610   (18,177)
                                                       =========  ================  =========  =========  =============== ========

BASIC EARNINGS (LOSS) PER SHARE
Continuing operations                                    (0.62)                        (0.05)    (0.82)                     (0.20)
                                                       =========                    ========== =========                  ========
Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands                      107,145                       107,145    93,056                    93,056
                                                       =========                    ========== ==========                  =======

DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations                                     (0.62)                      (0.05)     (0.81)                     (0.20)
                                                        =========                     =========  =========                 =======

Weighted average number of shares
outstanding used to compute diluted                     107,145                        107,145    93,056                    93,056
earnings per share in thousands                         ==========                    =========  =========                 =======

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: inventory write-off, provision for a specific doubtful account, expenses related to NGTS spin-off and loss from discontinuing operations.

(C) "one-time items" consist of: restructuring expenses, impairment of assets and loss from other investments.

                                  TABLE - 2 (B)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                   PROFORMA CONSOLIDATED STATEMENTS OF INCOME
                                    Unaudited
                        Excluding one-time write-offs (*)
              This schedule is to assist the reader in reconciling
                                  from the GAAP
                    reported results to the Proforma results
                    (In thousands, except per share figures)

                                                        Nine Months Ended  September 30,      Nine Months Ended  September 30,
                                                                      2002                                  2001
                                                     --------------------------------------  -------------------------------------
                                                     U.S. GAAP     Proforma                 U.S. GAAP     Proforma
                                                      Reported   Adjustments (B)  Proforma   Reported   Adjustments (C)  Proforma
                                                      ---------  ---------------  ---------  ---------  ---------------  ---------
Revenues                                               497,008                -    497,008    681,144                -    681,144
Cost of revenues                                       297,663                -    297,663    483,740                -    483,740
Royalties to the government of Israel (A)                7,938                -      7,938     11,189                -     11,189
Inventory write-off                                      7,446           (7,446)         -     88,787          (88,787)         -
                                                      ---------  ---------------  ---------  ---------  ---------------  ---------
Gross profit                                           183,961            7,446    191,407     97,428           88,787    186,215
Research and development costs, net                     69,515                -     69,515     98,482                -     98,482
Selling and marketing expenses (A)                      85,502                -     85,502    111,204                -    111,204
Royalties                                                    -                -          -          -
General and administrative expenses                     43,431                -     43,431     54,954           (5,931)    49,023
Provision for a specific doubtful account               34,000          (34,000)         -          -                -          -
Amortization of acquisition-related
 intangible assets                                       1,320                -      1,320      9,392                -      9,392
Impairment of assets                                         -                -          -     95,630          (95,630)         -
Restructuring and spin-off expenses                          -                -          -     11,849          (11,849)         -
                                                      ---------  ---------------  ---------  ---------  ---------------  ---------
Operating loss                                         (49,807)          41,446     (8,361)  (284,083)         202,197    (81,886)
Financial income ,net                                    5,179                -      5,179      4,842                -      4,842
Other income (expenses),net                            (12,605)           8,665     (3,940)   (32,006)          30,004     (2,002)
                                                      ---------  ---------------  ---------  ---------  ---------------  ---------
Loss from continuing operations
 before taxes on income                                (57,233)          50,111     (7,122)  (311,247)         232,201    (79,046)
Taxes on income                                         (8,659)           2,600     (6,059)       927                -        927
                                                      ---------  ---------------  ---------  ---------  ---------------  ---------
Loss from continuing operations
 after taxes on income                                 (65,892)          52,711    (13,181)  (310,320)         232,201    (78,119)
Company's equity in results of
 investee companies - net                               (1,926)               -     (1,926)      (304)               -       (304)
Minority interest in results of
 subsidiaries - net                                     (5,204)               -     (5,204)    (1,966)               -     (1,966)
                                                      ---------  ---------------  ---------  ---------  ---------------  ---------
Loss from continuing operations                        (73,022)          52,711    (20,311)  (312,590)         232,201    (80,389)
                                                      =========  ===============  =========  =========  ===============  =========

Income (loss) on discontinuing operations,including
impaiment of related goodwill,   net of tax            (56,598)          56,598          -    (58,342)          58,342          -
Loss on disposal of discontinuing
operations, net of tax                                 (18,500)          18,500          -          -                -          -
Cumulative effect of an accounting change, net            (550)             550          -      1,703           (1,703)         -
                                                      ---------  ---------------  ---------  ---------  ---------------  ---------
Net loss                                              (148,670)         128,359    (20,311)  (369,229)         288,840    (80,389)
                                                      =========  ===============  =========  =========  ===============  =========

BASIC EARNINGS (LOSS) PER SHARE
Continuing operations                                    (0.70)                      (0.19)     (3.37)                      (0.87)
                                                      =========                   =========  =========                   =========

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands                     104,892                     104,892     92,722                      92,722
                                                      =========                   ========== =========                   =========
DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations                                    (0.70)                      (0.19)     (3.37)                      (0.87)
                                                      =========                   ========== =========                   =========
Weighted average number of shares
 outstanding used to compute diluted
  earnings per share - in thousands                    104,892                     104,892     92,722                      92,722
                                                      =========                   ========== =========                   =========


(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: inventory write-off, provision for a specific doubtful account, expenses related to NGTS spin-off and loss from discontinuing operations.

(C) "one-time items" consist of: restructuring expenses, impairment of assets and loss from other investments.

                                                     TABLE  - 3 (A)
                                                     --------------
                                                   ECI  TELECOM  LTD.
                                                   ------------------

                                                OPERATING INCOME ANALYSIS
                                                -------------------------
                                                       BY SEGMENT
                                                       ----------
                                                 (Dollars In thousands)
                                                 ----------------------

                                                                          THREE MONTHS ENDED
                                                                          ------------------
                                                                             SEPTEMBER 30
                                                                             ------------
                                                                                 2002
                                    -------------------------------------------------------------------------------------------
                                     Lightscape networks   Inovia Telecoms   NGTS   Enavis Networks   Ectel    OTHER     TOTAL
                                    --------------------  ---------------  ------  ----------------  ------  --------  --------
Revenues                                      45,252            49,617     14,735           12,205   24,312    1,339   147,400
Cost of revenues                              29,585            34,829      5,858            7,957    9,613     (277)   87,566
Inventory write-off                            5,646                 -      1,800                -        -        -     7,446
                                    --------------------  ---------------  ------  ----------------  ------  --------  --------
Gross profit (loss)                           10,021            14,787      7,077            4,248   14,699    1,616     52,448
Research and development costs                 5,753             6,014      1,232            3,763    3,176       79     20,017
Selling and marketing expenses                 9,987             5,838      3,847            2,087    4,757      325     26,841
General and administrative expenses            4,241             2,027      1,573            1,660    2,169    1,454     13,124
Provision for a specific doubtful account          -                 -          -                -        -   34,000     34,000
Amortization of acquisition-related
 intangible assets                                 -               270        170                -        -        -          -
                                    --------------------  ---------------  ------  ----------------  ------  --------   -------
Operating income (loss)                       (9,960)              639        255           (3,262)   4,597  (34,243)   (41,974)


OPERATING INCOME (LOSS) FROM CONTINUING
OPERATIONS EXCLUDING "ONE-TIME ITEMS" (B)     (4,314)              639      2,055           (3,262)  4,597      (243)      (528)
                                     ===================  ===============  =======  ===============  ======= =========  ========

                                                                           THREE MONTHS ENDED
                                                                           ------------------
                                                                                 JUNE 30
                                                                                 -------
                                                                                  2002
                                                                                  ----
                                      ------------------------------------------------------------------------------------------
                                      Lightscape networks   Inovia Telecoms   NGTS   Enavis Networks   Ectel    OTHER    TOTAL
                                      --------------------  ---------------  ------  ----------------  ------  -------  --------
Revenues                                           45,051            72,596  15,038           15,089   24,228   2,137   174,139
Cost of revenues                                   26,678            54,215   4,833            7,650    9,813   3,407   106,596
                                      --------------------  ---------------  ------  ----------------  ------  -------  --------
Gross profit (loss)                                18,373            18,381  10,205            7,439   14,415  (1,270)   67,543
Research and development costs                      7,065             7,461   2,901            4,024    3,365     (49)   24,767
Selling and marketing expenses                     10,537             6,316   4,416            3,543    4,688     427    29,927
General and administrative expenses                 4,284             2,453   1,818            1,860    2,031   3,165    15,611
Amortization of acquisition-related
 intangible assets                                      -               270     170                -        -       -       440
                                      --------------------  ---------------  ------  ----------------  ------  -------  --------
OPERATING INCOME (LOSS)                            (3,513)            1,881     900           (1,988)   4,331  (4,813)   (3,202)

                                                                            THREE MONTHS ENDED
                                                                            ------------------
                                                                               SEPTEMBER 30
                                                                               ------------
                                                                                   2001
                                                                                   ----
                                      -------------------------------------------------------------------------------------------
                                      Lightscape networks  Inovia Telecoms    NGTS    Enavis Networks   Ectel    OTHER    TOTAL
                                      -------------------  ----------------  -------  ----------------  ------  -------  --------
Revenues                                           53,619           92,300   23,794            17,002   20,801  24,434   231,950
Cost of revenues                                   33,048           87,660    7,047             9,600    8,624  19,170   165,149
                                      -------------------  ----------------  -------  ----------------  ------  -------  --------
Gross profit (loss)                                20,571            4,640   16,747             7,402   12,177   5,264    66,801
Research and development costs                      6,213            7,801    5,990             4,783    2,500     455    27,742
Selling and marketing expenses  (A)                 9,408            6,360    5,645             2,990    4,105   3,682    32,190
General and administrative expenses                 4,833            3,325    2,707             2,438    2,328   2,931    18,562
Amortization of acquisition-related
 intangible assets                                      -              865      237             1,532        -     183     2,817
Impairment of assets                                    -            1,910   44,425                 -        -  46,335
Restructuring and spin-off expenses                     -              (20)    (147)                -        -   1,372     1,205
                                      -------------------  ----------------  -------  ----------------  ------  -------  --------
Operating income (loss)                               117          (15,601)   2,315           (48,766)   3,244  (3,359)  (62,050)

OPERATING INCOME (LOSS) FROM CONTINUING
OPERATIONS EXCLUDING "ONE-TIME ITEMS" (C)            117           (13,711)   2,168            (4,341)   3,244  (1,987)  (14,510)
                                      ===================   ===============  =======  ================  ======= =======  ========


                                                     TABLE  - 3 (A)
                                                     --------------
                                                   ECI  TELECOM  LTD.
                                                   ------------------

                                                OPERATING INCOME ANALYSIS
                                                -------------------------
                                                       BY SEGMENT
                                                       ----------
                                                 (Dollars In thousands)
                                                 ----------------------




                                                                          NINE MONTHS ENDED
                                                                          -----------------
                                                                             SEPTEMBER 30
                                                                             ------------
                                                                                 2002
                                                                                 ----
                                       -----------------------------------------------------------------------------------------
                                       Lightscape networks   Inovia Telecoms   NGTS   Enavis Networks   Ectel    OTHER     TOTAL
                                       --------------------  ---------------  ------  ----------------  ------  -------- -------
Revenues                                           138,415           189,759  46,197           43,150   71,636    7,851  497,008
Cost of revenues                                    86,053           139,546  16,752           24,684   28,795    9,773  305,601
Inventory write-off                                  5,646                 -   1,800                -        -        -    7,446
                                       --------------------  ---------------  ------  ----------------  ------  -------- -------
Gross profit (loss)                                 46,716            50,212  27,645           18,465   42,841   (1,918) 183,961
Research and development costs                      19,749            20,335   8,074           11,472    9,868       17   69,515
Selling and marketing expenses                      31,444            18,365  12,720            8,240   13,750      983   85,502
General and administrative expenses                 10,364             7,891   4,986            4,854    6,320    9,016   43,431
Provision for a specific doubtful account                -                 -       -                -        -   34,000   34,000
Amortization of acquisition-related
 intangible assets                                       -               810     510                -        -        -    1,320
                                       --------------------  ---------------  ------  ----------------  ------  -------- -------
Operating income (loss)                            (14,841)            2,811   1,355           (6,101)  12,903  (45,934) (49,807)

OPERATING INCOME (LOSS) FROM CONTINUING
OPERATIONS EXCLUDING "ONE-TIME ITEMS"   (B)        (9,195)             2,811   3,155          (6,101)   12,903  (11,934)  (8,361)
                                       =====================  =============== ======  ================= ======= ========  =======

                                                                         NINE MONTHS ENDED
                                                                         -----------------
                                                                           SEPTEMBER 30
                                                                           ------------
                                                                               2001
                                                                               ----
                                 ----------------------------------------------------------------------------------------------
                                  Lightscape networks   Inovia Telecoms     NGTS    Enavis Networks   Ectel    OTHER    TOTAL
                                 --------------------  ----------------  --------  ----------------  ------  -------- ---------
Revenues                                      162,077           232,790    63,583            84,255   58,322   80,117  681,144
Cost of revenues                              102,898           234,920    22,929            47,800   24,653   61,729  494,929
Inventory write-off                            28,500            43,700    15,721               600        -      266   88,787
                                  --------------------  ----------------  --------  ----------------  ------  -------- ---------
Gross profit (loss)                            30,679           (45,830)   24,933            35,855   33,669   18,122   97,428
Research and development costs                 21,867            26,541    17,165            18,853    7,476    6,580   98,428
Selling and marketing expenses  (A)            34,982            20,758    19,696            12,393   10,770   12,605  111,204
General and administrative expenses            12,732             9,086     8,871            10,411    6,515    7,339   54,954
Amortization of acquisition-related
 intangible assets                                  -             4,085       711             4,596        -        -    9,392
Impairment of assets                                -            39,806     7,569            44,425        -    3,830   95,630
Restructuring and spin-off expenses             1,513             4,209       695             2,713        -    2,719   11,849
                                   --------------------  ----------------  --------  ----------------  ------ -------- ---------
Operating income (loss)                       (40,415)         (150,315)  (29,774)          (57,536)   8,908  (14,951) (284,083)

OPERATING INCOME (LOSS) FROM
CONTINUING OPERATIONS
EXCLUDING "ONE-TIME ITEMS" (C)                (8,341)          (62,600)    (5,219)          (6,498)    8,908   (8,136)  (81,886)
                                   ====================  ================= ========== ================ ======= ======== =========

Note:
-----
(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: inventory write-off and provision for a specific doubtful account.

(C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses and impairment of assets.

                                      TABLE  - 4
                                  ECI  TELECOM  LTD.
                                  AND  SUBSIDIARIES
                     GAAP REPORTED CONSOLIDATED  BALANCE  SHEETS
                                    (In thousands)


                                                 September 30,  June 30,    December 31,
                                                     2002        2002        2001
                                                  ----------  ----------  ----------
ASSETS
Current Assets
----------------
Cash and cash equivalents                           326,195     293,291     226,192
Short-term investments                               28,535      51,293       7,126
Trade Receivables                                   225,769     252,504     301,524
Other receivables and prepaid expenses               32,516      45,007      81,494
Net balance of discontinuing operations              25,900           -           -
Recoverable costs and estimated
 earnings, not yet billed                            10,890       8,750      30,368
Inventories                                         167,730     217,959     274,640
                                                  ----------  ----------  ----------
Total current assets                                817,535     868,804     921,344
                                                  ----------  ----------  ----------
Long-term receivables, investments and long-term
deposits -net of current maturities                 154,078     209,489     203,231
                                                  ----------  ----------  ----------
Property, plant and equipment - net                 151,838     167,776     182,348
                                                  ----------  ----------  ----------
Software development costs, net                      22,404      23,378      27,086
                                                  ----------  ----------  ----------
Other assets                                         41,625      35,585      82,918
                                                  ----------  ----------  ----------

TOTAL ASSETS                                      1,187,480   1,305,032   1,416,927
                                                  ==========  ==========  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
--------------------
Short-term credits                                  243,355     123,349     120,030
Trade payables                                       37,506      48,265      79,776
Other payables and accrued liabilities              141,639     163,841     180,780
Net balance of discontinuing operations              17,400           -           -
                                                  ----------  ----------  ----------
Total current liabilities                           439,900     335,455     380,586
                                                  ----------  ----------  ----------

Long-term liabilities
----------------------
Loans from banks                                          -     133,334     200,000
Other liabilities                                    10,842      10,963      11,573
Liability for employee severance benefits - net      26,589      27,531      28,338
                                                  ----------  ----------  ----------
Total long-term liabilities                          37,431     171,828     239,911
                                                  ----------  ----------  ----------
Minority Interest                                    55,813      54,705      41,574
                                                  ----------  ----------  ----------
Shareholders' equity
----------------------
Share capital                                         6,148       6,144       5,873
Capital surplus                                     623,819     623,272     656,614
Accumulated other
 comprehensive income                                  (529)       (403)      1,800
Retained earnings                                    24,898     114,031     173,567
                                                  ----------  ----------  ----------
                                                    654,336     743,044     837,854
Treasury stock                                            -           -     (82,998)
                                                  ----------  ----------  ----------
Total shareholders' equity                          654,336     743,044     754,856
                                                  ----------  ----------  ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        1,187,480   1,305,032   1,416,927
                                                  =========   ==========  ==========

                     ECI TELECOM ANNOUNCES THIRD QUARTER AND
                         FIRST NINE MONTHS 2002 RESULTS
                         ------------------------------

     * ECI sharpens its focus on its core businesses by merging NGTS with NexVerse, and by its decision to sell InnoWave
     *    Revenues  (excluding  InnoWave)  decline  15.5%  sequentially
     * Company continues to generate positive cash flow: net cash rises to $111 million

================================================================================

PETAH TIKVA, ISRAEL, NOVEMBER 12, 2002, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the third quarter and nine months ended September 30, 2002.

THIRD QUARTER RESULTS
---------------------
Revenues (excluding InnoWave - see below) for the third quarter of 2002 were $147 million compared to $174 million in the second quarter of 2002 and $232 million in the third quarter of 2001. Revenues in the third quarter of last year include $14 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001.

ON A GAAP BASIS
Gross profit for the third quarter of 2002 was $52.4 million or 35.6%, compared to $67.5 million, or 38.8% in the second quarter of 2002 and $66.8 million, or 28.8%, in the third quarter of last year. The operating loss for the third quarter of 2002 was $42.0 million compared to $3.2 million in the second quarter and $62.1 million in the third quarter of last year. The net loss for the third quarter of 2002 was $89.1 million or $0.83 per share compared to a net loss of $7.5 million or $0.07 per share in the second quarter of 2002 and a net loss of $76.8 million, or $0.83 per share for the third quarter of last year.

APPLICABLE ADJUSTMENTS FOR PRO FORMA RESULTS IN THE THIRD QUARTER, 2002
In the third quarter of 2002 the Company took a $34 million provision for a specific doubtful account and an associated $18 million charge recorded in other expenses. During the quarter, the Company undertook a detailed evaluation of this particular debt in light of changing economic conditions and, as a result, concluded that it would be appropriate to take such a provision. The Company also wrote-off inventory totaling $7.4 million related to Lightscape and to the spin-off of NGTS into Chorale Networks, and incurred $2.2 million of other expenses also associated with the NGTS spin-off. ECI also recorded a $18.5 million loss on the disposal of discontinued operations and a $4.1 million loss on discontinued operations - both associated with InnoWave.

In the third quarter of 2001, the Company had recorded impairment of assets, restructuring and spin-off expenses totaling $47.5 million, a write-down of investments totaling $10 million and a $1 million loss due to discontinued operations.

PRO FORMA PRESENTATION OF THIRD QUARTER, 2002 RESULTS, FOLLOWING APPLICATION OF
ADJUSTMENTS:

The pro forma gross profit was $59.9 million, or 40.6%, compared to gross profit of $67.5 million or 38.8% in the second quarter of 2002 and $66.8 million, or 28.8% in the third quarter of 2001. The pro forma operating loss for the third quarter of 2002 improved to $0.5 million compared to an operating loss of $3.2 million in the second quarter and a pro forma operating loss of $14.5 million in the third quarter of last year. The pro forma net loss for the third quarter of 2002 was $4.9 million, or $0.05 per share compared to a pro forma net loss of $6.4 million or $0.06 per share in the second quarter, and a pro forma net loss of $18.1 million, or $0.20 per share for the third quarter of 2001.

Balance Sheet
-------------
During the quarter, ECI repaid an additional $13.3 million of bank debt. Net cash (cash, cash equivalents and short term investments minus bank debt) increased to $111 million, compared to $88 million at the end of the second quarter. During the quarter, inventories declined by $50 million (of which $19 million is due to the exclusion of InnoWave and $7.4 million to write offs). Trade receivables declined by $27 million (of which $10.5 million was due to the exclusion of InnoWave). The balance sheet also reflects the provision for a specific doubtful account (described above), the impending sale of InnoWave and the planned spin-off of NGTS.

Based on ECI's relatively strong cash position, its recent operating results and its anticipated cash requirements, the Company has decided to reduce the size of its credit lines and renegotiate some of the associated terms. The Company is currently in discussions with its banks. As these discussions have not yet been finalized, ECI has reclassified its long-term debt as short term, pending finalization of the revised agreements with the banks. ECI expects to complete these discussions by the end of this year.

InnoWave
--------
Despite Innowave`s worldwide recognition as a leading provider of fixed wireless access solutions, ECI has decided to sell the company as part of its strategy to focus on its core businesses. ECI is currently in advanced discussions regarding this transaction. InnoWave recorded revenues of $6.4 million in the third quarter of 2002 and has started to deliver its new eMGW "wireless DSL" solution to customers. InnoWave will continue to service and support customers and pursue new sales opportunities.

RESULTS FOR THE FIRST NINE MONTHS OF 2002
-----------------------------------------
For the first nine months of 2002, revenues were $497 million compared to $681 million in the same period a year ago. Revenues in the first nine months of last year included $46 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001.

ON A GAAP BASIS
Gross profit for the first nine months of 2002 was $184.0 million compared to $97.4 million for the same period last year. The operating loss was $49.8 million compared to an operating loss of $284.1 million for the same period last year. The net loss for the first nine months of 2002 was $149 million, or $1.42 per share compared to a net loss of $369 million, $3.98 per share, for the same period last year.

APPLICABLE ADJUSTMENTS FOR PRO FORMA RESULTS FOR THE NINE MONTHS
During the first nine months of 2002, the Company took a $34 million provision for a specific doubtful account, as well as an associated $18 million charge recorded in other expenses (described above). Also included in other expenses is $2.2 million associated with the spin-off of NGTS and income of $11.5 million associated with the sale of a portion of the Company's holdings in ECtel. The Company recorded an inventory write-off of $7.4, reversed $2.6 million in taxes, and recorded a loss from discontinuing operations of $57 million and a loss on the disposal of discontinuing operations of $18.5 million - both associated with InnoWave.

In the first nine months of 2001, the Company had written off $88.8 million of inventory, recorded impairment of assets, restructuring, and spin-off expenses totaling $107.5 million, and other expenses of $30 million associated primarily with capital losses and impairment of investments. The Company also took an exceptional provision for doubtful accounts of $5.9 million.

PRO FORMA PRESENTATION OF NINE MONTH RESULTS, FOLLOWING APPLICATION OF
ADJUSTMENTS:
Pro forma gross profit in the first nine months of 2002 was $191.4 million, or 38.5%, compared to pro forma gross profit of $186.2 million, or 27.3%, for the same period last year. The pro forma operating loss for the first nine months of 2002 was $8.4 million compared to a pro forma operating loss of $81.9 million in the same period a year ago. The pro forma net loss for the first nine months of 2002 was $20.3 million or $0.19 per share compared to $80.4 million or $0.87 per share for the same period last year.

Commenting on the results, Doron Inbar, President and CEO said, "ECI has made significant progress in implementing its strategic plan against a backdrop of continuing decline in the telecommunications industry. During the quarter, we sharpened our focus on, and our coordination among, our core businesses and continued to record positive cash flow.

"At the beginning of the year we said that ECI would focus on its core transport and access businesses. We also said that we would leverage certain of our businesses by joining with other industry leaders to address major market opportunities. The recently announced merger of NGTS with NexVerse is an important step towards the fulfillment of this strategy. By combining NGTS' industry leading media gateway with NexVerse's outstanding softswitches, ECI will maintain a significant foothold in the emerging VoIP market, a market with considerable growth potential, while focusing its internal resources on its core businesses. Similarly, ECI has decided to sell InnoWave, as its customer base and direction are not within our focus. After these two transactions are complete, ECI will be able to focus all of its attention and resources on its core businesses.

"During the third quarter, the industry weakened further and the numerous and repeated profit warnings by many of our peers reflect the lack of visibility in the market. At the same time, we were able to improve our pro forma gross margins and generate positive cash flow. Our net cash position increased by $23 million and we paid back a further $13.3 million of bank loans, in addition to the early repayment of $63 million in the first half of the year. We are now completing our 2003 business plan which focuses on positive cash flow and EBITDA. We are currently taking further steps to reduce our expenses going into 2003 in order to meet these goals. At the same time, we continue to maintain a high level of R&D spending in order to maintain our market leadership in our chosen focus areas.

"Finally, we believe the current crisis in the telecommunications industry represents an excellent opportunity for ECI. Although the timing of a recovery in the market is hard to predict, we believe that fundamentals will improve and that ECI will emerge as a major player in its core markets."


HIGHLIGHTS OF THE QUARTER
-------------------------
(SEE ATTACHED TABLES FOR ADDITIONAL INFORMATION ABOUT SEGMENTS. THE TABLES ARE PROVIDED FOR THE CONVENIENCE OF THE READER AND ARE NOT PREPARED IN ACCORDANCE WITH GAAP.)

          INOVIA TELECOMS' revenues were $49.6 million compared to $72.6 million in the second quarter - reflecting the slowdown at a major customer, as described in the Company's previous earnings release. Gross margins rose to 29.8% from 25.3% in the second quarter. Operating income was $0.64 million compared to $1.9 million in the second quarter of 2002. During the quarter, Inovia made substantial progress in the development of its Video over DSL (VoDSL ) solution and demonstrated its offering at seminars in New York and Barcelona. Additionally, Inovia began to deliver its Hi-FOCuS G.SHDSL based solution (symmetrical DSL for business subscribers) to 3 major European PTTs.

          LIGHTSCAPE NETWORK'S (LSN) XDM metropolitan optical platform experienced sequential growth and comprised more than half of LSN's revenues. Total revenues were $45.3 million, essentially flat with $45.1 million in the second quarter. Given the deterioration in the optical markets during the third quarter, LSN believes that it continues to gain market share. Gross margins (excluding an inventory write-off related to discontinued products) were 34.6% (22.1% including the write-off) compared to 40.8% in the second quarter due primarily to a change in the revenue mix. During the quarter, LSN launched the XDM-400, a versatile platform for optical metro access and cellular networks, implemented the first North American optical project for a utility operator, and launched release 3 of the XDM, which includes several features important to the North American and Chinese markets.

          ENAVIS'S third quarter revenues were $12.2 million compared to $15.1 million in the second quarter. Gross margins were 34.8%, compared to 49.3%, in the second quarter. The company continues to reduce its cost structure as it strives to broaden its customer base. During the quarter, Enavis expanded the capacity and density of the T::DAX digital cross connect platform. It also announced contracts with the Bahamas Telecommunication Company and Intelsat. Enavis' next generation super-broadband optical cross connect, the T::CORE, is generating customer interest and is expected to be in early field trials in the fourth quarter of 2002.

          NEXT GENERATION TELEPHONY SOLUTIONS (NGTS). NGTS' revenues were $14.7 million compared to $15.0 million in the second quarter. Gross margins were 60.2% compared to 67.7%, in the second quarter.

          After the close of the quarter, ECI announced that it had signed an agreement to combine the business of ECI-NGTS Ltd., with that of privately-held, venture backed NexVerse Networks to create Chorale Networks, a provider of carrier-class next generation network (NGN) solutions for global carriers. The new company will focus on capturing a leadership position in the emerging global packet telephony market. ECI is investing $10 million in Chorale and NexVerse's current investors, a group of leading US venture capital firms, are investing $14 million. An additional amount of up to $6 million will be sought from new investors. Before the additional $6 million, ECI Telecom will hold 49.1 % of Chorale on a non-fully diluted basis (40.4% fully diluted) and will include Chorale's results in its financial statements on an equity basis. The transaction is expected to close this quarter.

          ECTEL (NASDAQ: ECTX). As of September 30, 2002, ECI held a 59% stake in ECtel. ECtel's results for the third quarter were reported on October 23, and are reflected in the attached consolidated tables. ECtel reported net income of $4.6 million for the third quarter of 2002 and $4.1 million for the same period a year ago.

GUIDANCE
ECI expects revenues in the fourth quarter to be flat to down slightly compared to the third quarter.

A conference call to discuss ECI Telecom's results will take place on Wednesday, November 13th at 8:30am EST (15:30 Israel time).

To access the conference call, please dial one of the following numbers:
US:(800) 288-8976, International:  (612) 332-0107, Israel: 1800 286 285 or
03-9255910.

A replay option will be available after the conference call, from 1:45 pm EST on November 13th, 2002, through November 20th, 2002 at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 659267.
Israel: 03-925-5951.

A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.
----------------

ABOUT ECI TELECOM
ECI is a provider of advanced telecommunications solutions. Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to its customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
-----------------------------------------
Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com
US:
Joycelin McDonald +1-954-351-4360, e-mail  joycelin.mcdonald@go.ecitele.com
                                           --------------------------------